Exhibit 99.1

Talisman Energy First Quarter Results
Cash flow up 19% year-over-year to $616 million
North America liquids production up 45% year-over-year
Net debt reduced by $1 billion from the previous quarter

CALGARY, Alberta – May 7, 2014 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and unaudited financial results for the first quarter of 2014. All values are in US$ unless otherwise stated.

“Talisman is a more focused company with stronger performance compared to one year ago,” said Hal Kvisle, President and CEO. “We continue to deliver against our objectives. On a year-over-year basis, production from ongoing operations is up 6% and North American liquids volumes are up 45%. We are progressing non-core asset sales and have applied proceeds from previously announced dispositions to maintain a strong balance sheet.

“We grew cash flow119% compared to the same period last year as a result of our solid operating performance, increased liquids volumes and stronger natural gas prices. We are steadily improving capital efficiency and reducing costs, and are on track to meet our guidance for 2014.”

First Quarter Highlights

•	Cash flow was $616 million, up 19% year-over-year and 6% from the previous quarter.
•	Production from ongoing operations was 360,000 boe/d, up 6% compared to the first quarter of 2013.
•	Liquids production is up 10% year-over-year to 142,000 boe/d, with North American liquids up 45% to 42,000 boe/d over the same period.
•	Completed the sale of 75% of the company’s Montney assets for C$1.5 billion, with proceeds used to reduce net debt1 by approximately $1 billion.

*Production from assets sold or held for sale includes Montney, Monkman, Southeast Sumatra and Offshore Northwest Java.

1The terms “cash flow” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this release.

In 2013, Talisman reset its strategy and made significant progress against its four key priorities. In 2014, Talisman’s objective is to position the company to deliver sustainable shareholder value by growing cash flow from its best assets in its two core regions: the Americas and Asia-Pacific. To achieve this, Talisman expects to:

•	Hold capital spending2 flat compared to 2013;
•	Grow near-term, high-margin production;
•	Improve operating performance to improve cash margins;
•	Dispose of long-dated, non-core capital-intensive assets; and,
•	Maintain a strong balance sheet.

First Quarter Summary

The company continued to make progress in the first quarter, growing liquids volumes, increasing operating margins and lowering net debt. Supported by stronger natural gas prices in North America, cash flow was up to $616 million. Capital spending during the quarter was $768 million.

Talisman’s North America portfolio delivered steady year-over-year liquids growth, driven by strong growth in the Eagle Ford and Greater Edson areas. Despite slightly lower natural gas production compared to the first quarter last year (due to natural declines and the decision to direct capital towards liquids opportunities), higher natural gas prices have resulted in an approximately $120 million increase in natural gas revenues. As a result of the company’s strong competitive position in the North American gas sector, Talisman retains the option to ramp up production in the Marcellus to capitalize on rising longer term natural gas prices.

In Colombia, Talisman and its partners have completed substantial activity on Block CP0-9 and Block CPE-6 over the past 12 months. Production for the quarter was up 18% over the same period last year to 20,000 boe/d. In Block CP0-9, eight of 10 wells have been placed on long-term test, with peak production of 10,500 bbls/d (gross, with Talisman at 45%) of 8° API oil. In Block CPE-6, appraisal drilling and testing will continue through the year to determine future development plans.

Talisman’s Southeast Asia business continues to provide high margin production and free cash flow. Production was flat compared to the previous quarter, while year-over-year liquids volumes grew around 7%, offset by year-over-year gas declines and fluctuations in  demand impacting Corridor and PM-3 CAA output.

In Indonesia, Talisman received government approval to obtain a 90% working interest in the Sakakemang PSC, located between our existing high-margin Corridor and Jambi Merang PSCs. In Malaysia, two successful development wells were completed at Kinabalu, contributing an additional 1,200 boe/d compared to the previous quarter.

In the North Sea, production averaged 35,000 boe/d, up 21% over the previous quarter, due to the restart of Claymore, increased up time at Piper and Tweedsmuir and new production coming onstream from the Varg gas export project. North Sea cash flow grew compared the previous quarter on increased production and lower operating costs.

2The term “capital spending” is a non-GAAP measure. Please see the advisories and reconciliations elsewhere in this release.

Financial Results

For operational purposes, Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific (Southeast Asia and Algeria). For the purposes of financial reporting, Talisman’s activities are reported in four geographic segments: North America, Southeast Asia, North Sea and Other (Algeria and Colombia). The remainder of this press release is based on Talisman’s geographic segments for the purposes of financial reporting. See the advisories elsewhere in this release for more information or visit Talisman’s website at www.talisman-energy.com.

March 31	Q1 14	Q4 13	Q1 13
Cash flow ($ million)	616	580	517
Cash flow per share3	0.60	0.56	0.50
Earnings (loss) from operations ($ million)3	79	(116)	(60)
Net income (loss) ($ million)	491	(1,005)	(213)
Net income (loss) per share	0.47	(0.98)	(0.21)
Average shares outstanding – basic (million)	1,032	1,031	1,027

Table includes the company’s proportionate results from Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion).

Continued cash flow growth in the first quarter

Cash flow for the first quarter was $616 million, up 19% year-over-year and 6% over the previous quarter. The quarterly increase was largely due to higher realized gas prices and higher liquids volumes. This was offset by slightly lower liquids pricing, hedging settlements, lower gas volumes, movement in liquids inventory and higher cash taxes.

Net income was $491 million, compared to a net loss of $213 million in the first quarter last year, mainly due to higher gas and liquids prices in North America, increased liquids volumes and the sale of part of the company’s Montney acreage which closed in the first quarter. Net income also improved over last quarter due to a reduction in impairment expenses, from $1.6 billion (including the company’s share of joint venture results) to $130 million this quarter (on a pre-tax basis).

Capital spending for the quarter was $768 million, compared to $775 million in the first quarter last year and $744 million the previous quarter.

Net debt at March 31, 2014 was $3.8 billion, down from $4.8 billion in the previous quarter. Talisman has delivered on its commitment to dispose of $2-3 billion of non-core assets before March 2014, and aims to divest a further $2 billion of long dated, non-core, capital intensive assets over the next 12-18 months. Proceeds from dispositions will be used to maintain a strong balance sheet.

3The terms “cash flow per share” and “earnings (loss) from operations” are non-GAAP measures. Please see advisories and reconciliations elsewhere in this news release.

Commodity Pricing and Netbacks

North Sea results include Norway and the company’s proportionate results from TSEUK. Other results include Algeria, Colombia and the company’s proportionate results from Equion. The company’s realized sales price includes the impact of physical commodity contracts, but does not include the impact of the financial commodity price derivatives.

March 31	Q1 14	Q4 13	Q1 13
Pricing
WTI benchmark ($/bbl)	98.68	97.45	94.37
Brent benchmark ($/bbl)	108.22	109.27	112.55
NYMEX benchmark ($/mmbtu)	4.90	3.62	3.35
Oil and liquids netbacks ($/bbl)
North America Southeast Asia North Sea Other	45.50	39.67	37.69
	44.97	46.88	28.06
	21.80	9.18	45.05
	49.60	53.17	63.02
Total oil and liquids netbacks ($/bbl)	40.62	37.99	41.02
Natural gas netbacks ($/mcf)
North America Southeast Asia North Sea Other	2.70	1.54	1.21
	5.04	4.85	5.70
	4.78	6.21	6.04
	2.08	1.43	2.24
Total natural gas ($/mcf)	3.55	2.72	2.93
Total company netback ($/boe)	28.44	23.93	25.67

Pricing

In North America, realized oil and liquids prices before the impact of financial hedging increased by 7% year-over-year, slightly higher than increases in WTI prices compared to the same period. In Southeast Asia and the North Sea, realized oil and liquids prices decreased by 2% and 6% respectively, consistent with decreases in Brent pricing and regional benchmarks.

Realized natural gas prices in North America increased by 47% compared to the same period last year, consistent with rising NYMEX prices over the same period. In Southeast Asia, realized natural gas prices – which are primarily linked to oil based indices or fixed price contracts – decreased by 11% year-over-year, reflecting lower oil prices. Across the company, realized natural gas prices increased by 8% year-over-year, averaging $6.43/mcf.

Netbacks

Talisman’s average gross netback was $28.44/boe, up 11% year-over-year and up 19% from the previous quarter, mainly due to lower royalties and higher realized gas prices in North America, partially offset by higher operating costs in North America and Southeast Asia. Gross oil and liquids netbacks were $40.62/boe, roughly flat with the first quarter of 2013 and up 7% quarter over quarter, primarily due to decreased Western Canada Select differentials. Talisman’s gross natural gas netback was $3.55/boe, up 21% year-over-year and 31% quarter-over-quarter on higher realized gas prices.

Production

Table includes Talisman’s share of production from subsidiaries and equity-accounted entities.

March 31	Q1 14	Q4 13	Q1 13
Oil and liquids (mbbls/d)
North America	42	40	29
Southeast Asia	44	47	41
North Sea	32	28	37
Other (including Colombia and Algeria)	24	22	22
Total oil and liquids (mbbls/d)	142	137	129
Natural gas (mmcf/d)
North America	867	928	875
Southeast Asia	522	524	531
North Sea	17	8	16
Other (including Colombia and Algeria)	46	45	39
Total natural gas (mmcf/d)	1,452	1,505	1,461
Total mboe/d	384	387	372
Assets sold or held for sale (mboe/d)
North America4	21	25	24
Southeast Asia5	3	3	7
Total assets sold or held for sale (mboe/d)	24	28	31
Production from ongoing operations (mboe/d)	360	359	341

4Includes Montney (sale closed March 12, 2014) and Monkman (sale closed April 16, 2014).
5Includes Northwest Java (sold in May 2013) and Southeast Sumatra (sales agreement reached in December 2013).

Production averaged 384,000 boe/d in the quarter, up 3% year-over-year. Production from Talisman’s core Americas and Asia-Pacific businesses was 349,000 boe/d, up 5% over the same period last year. North American production was 186,000 boe/d, up 6% year-over-year, and Southeast Asia production was 131,000 boe/d, up 2% over the same period. Production from ongoing operations averaged 360,000 boe/d, in line with the previous quarter and up 6% year-over-year.

Liquids production averaged 142,000 bbls/d, up 4% from the previous quarter and 10% year-over-year, reflecting the company’s continued focus on growing higher value liquids. In North America, liquids production was up 45% year-over-year, to 42,000 bbls/d. In Southeast Asia, liquids production was up 7% over the first quarter last year, to 44,000 boe/d.

Strong year-over-year liquids and production growth in North America

March 31	Q1 14	Q4 13	Q1 13
Gas
Edson-Duvernay-Montney	220	219	216
Marcellus	440	475	442
Eagle Ford	67	68	51
Other	15	21	22
Gas from ongoing operations (mmcf/d)	742	783	731
Liquids
Edson-Duvernay-Montney	11	9	6
Eagle Ford	21	20	12
Chauvin	10	11	11
Liquids from ongoing operations (mbbls/d)	42	40	29
Total production from ongoing operations (mboe/d)	165	171	151
Assets sold or held for sale (mmcfe/d)6	123	147	145
Total North America production (mboe/d)	186	195	175

 6Includes Montney (sale closed March 12, 2014) and Monkman (sale closed April 16, 2014).

In North America, production from ongoing operations in the first quarter averaged 165,000 boe/d, up 9% year-over-year and down 3% from the previous quarter. The reduction from the previous quarter was due to natural declines and weather-related issues in the Marcellus and the Eagle Ford, partially offset by increased liquids production from the Saturn Deep Cut processing plant in Wild River (Greater Edson).

In the Eagle Ford, production was 32,000 boe/d in the first quarter, up 57% over the same period last year and in line with the previous quarter. Liquids volumes averaged 21,000 boe/d in the first quarter, up 75% compared to the same period last year. For the quarter, drilling activity was focused on higher value acreage and pad drilling, which will continue throughout the year.

In the Marcellus, production averaged 440 mmcf/d, flat year-over-year and down 7% from the previous quarter, largely due to natural declines, inclement weather conditions and deferred completion activity. The company expects to meet its full-year production target. In the Friendsville area, Talisman drilled five of the planned 24 (net) wells to be drilled in 2014. At the end of the quarter, the company had an inventory of 48 drilled but uncompleted wells in the Marcellus.

In the Greater Edson area (which includes Wild River), liquids production was up 22% from the previous quarter to 11,000 boe/d, following the first full quarter of production from the Saturn Deep Cut plant in Wild River. Compared to the same period last year, liquids production in Greater Edson has almost doubled.

In Edson, the company completed three horizontal Wilrich wells, with all three showing higher than expected seven-day test rates of between 7.8 and 8.8 mmcf/d net to Talisman. The wells are currently being tied in to the Talisman Edson gas plant with yields of 30-40 bbls/mmcf. These results confirm a significant drilling inventory for this area. Talisman plans to run up to three rigs and drill an additional 13 horizontal wells in Greater Edson over the remainder of 2014.

In Wild River, four horizontal wells were brought onstream during the quarter – two targeting the Wilrich formation and two targeting the Dunvegan formation. The first Wilrich well, completed late last year, recorded a 30-day initial production rate of 7 mmcf/d, with 530 bbls/d of liquids net to Talisman. The second Wilrich well was drilled and completed during the quarter and recorded a net seven-day test rate of 10 mmcf/d. The two Dunvegan wells recorded 30-day initial production rates of 4.3 mmcf/d and 5.8 mmcf/d, with 300 and 445 bbls/d of liquids net to Talisman. These wells indicate several years of potential drilling inventory for this area.

In the Duvernay, Talisman continues to evaluate its extensive acreage position. To date, 10 wells have been drilled, including two wells drilled in the quarter, primarily to retain acreage. The company plans to pursue third party funding, possibly through a joint venture, to develop the play going forward.

In the Chauvin area, production was 10,000 bbls/d, consistent with the previous quarter and the same period last year, due to production optimization and infill drilling from an inventory of over 300 locations.

During the quarter, Talisman completed the C$1.5 billion sale of 75% of its Montney acreage in northeast British Columbia.

Production up 18% to 20,000 boe/d in Colombia

In Colombia, production averaged 20,000 boe/d, up 18% year-over-year. In the foothills region, Talisman’s 49% share of production through its Equion joint-venture averaged 17,000 boe/d. As part of the Equion Piedemonte expansion project, four wells have been drilled, two more are currently drilling and three more wells are scheduled to be drilled in 2014. Expansion of the processing plant at Piedemonte is ongoing and expected to be complete in the first quarter of 2015.

In Block CPO-9, eight of 10 Akacias production wells have been put on long-term test, with peak production of 10,500 bbls/d (gross, with Talisman at 45%) of 8° API oil. The Akacias field development plan was submitted to the regulator in early March, and the environmental permit is expected to be received by the end of 2014. Well pad construction for the Nueva Esperanza-1 exploration well began in the quarter, and the company expects to spud mid-year.

In Block CPE-6, five of the eight appraisal wells drilled were placed on long-term test and averaged approximately 400 bbls/d (gross) in the first quarter, with peak production of 750 bbls/d in March. In addition, a water injection well was drilled and one re-entry of the 12 original stratigraphic wells was performed. One additional appraisal well is currently drilling. Appraisal drilling and testing will continue through the year to determine future development plans.

Southeast Asia production from ongoing operations up 5% year-over-year

March 31	Q1 14	Q4 13	Q1 13
Indonesia liquids (mbbls/d)	6	6	6
Indonesia gas (mmcf/d)	386	400	384
Indonesia (mboe/d)	71	73	70
Malaysia liquids (mbbls/d)	20	19	20
Malaysia gas (mmcf/d)	124	112	132
Malaysia (mboe/d)	40	37	42
Vietnam liquids (mbbls/d)	12	15	2
Vietnam gas (mmcf/d)	8	8	2
Vietnam (mboe/d)	14	17	2
Australia (mboe/d)	3	4	8
Total production from ongoing operations (mboe/d)	128	131	122
Assets sold or held for sale (mboe/d)7	3	3	7
Southeast Asia total (mboe/d)	131	134	129

7Includes Offshore Northwest Java (sold May 2013) and Southeast Sumatra (sales agreement reached in December 2013).

Production from ongoing operations in Southeast Asia averaged 128,000 boe/d in the quarter, up 5% over the same period last year primarily due to production from HST/HSD in Vietnam coming onstream in the second quarter of 2013. Production was down slightly compared to the previous quarter due to fluctuations in natural gas demand across the region.

In Indonesia, production from ongoing operations averaged 71,000 boe/d, in line with the same period last year but down slightly from the previous quarter, with lower fluctuating demand and facility maintenance offset by a full quarter of production following completion of facility upgrade projects at Corridor in 2013. In April, Talisman acquired a 90% working interest farm-in to the Sakakemang PSC, a prospective block located between the company’s existing Corridor and Jambi Merang PSCs. A seismic program on the block is expected to commence in the third quarter of this year.

In Malaysia, production averaged 40,000 boe/d in the quarter, up 8% over the prior period due to stronger demand at the PM-3 CAA offshore facility and increased uptime and additional production from two new infill wells at Kinabalu. A multi-well drilling program at PM-3 continues, with encouraging results from the NBO-3 appraisal well. A second appraisal well is expected to spud in the second quarter to further confirm the reservoir size. At Kinabalu, two infill wells were drilled and completed during the quarter, adding 1,200 boe/d of net production.

Following quarter end, Talisman reduced gas supply from the PM-3 offshore facility as a precautionary measure, after an inspection detected corrosion in an inter-field pipeline within the PM-3 platform complex. A timeline for resumption of full gas export from the PM-3 facility has not yet been finalized. We remain confident in our ability to meet our 2014 production and cash flow guidance.

In Vietnam, production averaged 14,000 boe/d in the quarter, up significantly over the same period last year following the startup of HST/HSD in 2013. Due to strong reservoir performance to date, the additional barrels Talisman is realizing through its carry recovery are expected to expire in the third quarter of this year. The company expects production post carry recovery to be approximately 9,000 boe/d net to Talisman. In the Nam Con Son basin, two well locations have been selected on the Red Emperor extension in Blocks 135 and 136, adjacent to the Ca Rong Do discovery, with drilling anticipated to begin in the third quarter.

Algeria

In Algeria, production averaged 12,000 boe/d, in line with the previous quarter. Production was slightly higher than the same period last year with EMK commencing production in 2013, offset by production restrictions at other fields by the regulator last year.

Other Operating Areas

North Sea

Talisman’s share of UK production averaged 18,000 boe/d, up 29% from the previous quarter, largely due to increased uptime at Piper and Tweedsmuir and the early restart of production from the Claymore platform.

In Norway, first quarter average daily production was 17,000 boe/d, 13% higher than the fourth quarter, primarily due to the Varg gas export project coming onstream in early February.

Kurdistan Region of Iraq

In the Topkhana Block, the T-2 well reached total depth at the end of April. Early results are encouraging, and testing will commence shortly with rig release planned in July. In the Kurdamir Block, the company completed the Kurdamir-2 extended test after more than 40 days of continuous light oil and gas flow. Talisman will continue to evaluate results and expects the combined final results of Kurdamir-2 and T-2 testing will significantly enhance the knowledge of the fields.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company's common shares of US$0.0675 per share. The dividend will be paid on June 30, 2014 to shareholders of record at the close of business on June 13, 2014.

The company has also declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on June 30, 2014 to shareholders of record at the close of business on June 13, 2014.

Conference Call

A conference call and webcast for investors, analysts and media will be held at 1 p.m. MT (3 p.m. ET), May 7, 2014 to discuss results. Participants will include Hal Kvisle, Chief Executive Officer, and members of senior management. A transcript of this call will be available on the Talisman Energy website at www.talisman-energy.com.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Simon Scott	Lyle McLeod
Head of Corporate Communications	Vice-President, Investor Relations
Phone: 403-693-8493	Phone: 403-767-5732
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

05-14

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected production; expected capital spending; anticipated asset sales and/or joint ventures, targeted value and timing of such sales, and expected use of proceeds; planned drilling, spudding, seismic and other exploration and development activities; expected timing of the completion of the Piedemonte processing plant; expected receipt of environmental permit in Colombia; expected expiry of carry at HST/HSD; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The company priorities and goals disclosed in this news release are objectives only and the achievement of these objectives cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2014 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Throughout this news release, Talisman uses the term “unlocking value” to describe the realization of the value of an asset within Talisman’s portfolio that, prior to its full or partial disposition, was not valued at its full market value, as reflected in Talisman’s share price and enterprise value. By monetizing the asset through a disposition or joint-venture, the company is able to attribute a market value to the asset that can quantifiably be reflected in Talisman’s share price and enterprise value.

As used in the context of the Company’s Colombian assets, long-term testing indicates continuous well production going to market at the most recent weekly average. A permit for long term testing is required for a well to produce oil until the permit for full field development has been granted.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this news release, all references to "core" and "non-core" assets and properties align with the company's current public disclosure regarding its assets and properties.

Talisman also discloses netbacks in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

In this news release, Talisman discloses average well test results for three wells drilled in Edson, Alberta.  Each of the wells was tested in the Wilrich formation. Production tests ran over a period of several weeks each, with the actual flow period durations being approximately seven days. The average rate of flow for the wells was approximately 7.8 – 8.8 mmcf/d of gas, 30-40 bbls/mmcf of liquids (expected after processing through a gas plant) and 0.3 – 0.5 m3/hour of field condensate. The wells produced natural gas with an average 65 °API condensate. No significant production or pressure decline was observed on the tests. This data should be considered to be preliminary until a pressure transient analysis and/or well-flow test interpretation has been done. The test result is not necessarily indicative of long-term performance or of ultimate recovery.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations, capital spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow

	Three Months Ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Cash provided by operating activities	471	442	637	357	331
Changes in non-cash working capital	104	80	(166)	61	21
Add: Exploration expenditure	52	52	66	67	75
Add: Restructuring costs	3	10	6	11	17
Add: Income tax adjustment1	-	-	-	15	-
Add: Current tax on disposal2	-	51	-	-	-
Less: Dividends and distributions received from equity-accounted entities	-	(21)	(37)	-	-
Less: Finance costs (cash)	(76)	(77)	(77)	(71)	(70)
Cash flow from subsidiaries	554	537	429	440	374
Add: Cash provided by operating activities from equity-accounted entities	(26)	58	86	124	149
Change in non-cash working capital from equity-accounted entities	93	(9)	54	(38)	(5)
Add: Exploration expenditure from equity-accounted entities	2	-	11	5	2
Less: Finance costs (cash) from equity-accounted entities	(7)	(6)	(7)	(5)	(3)
Cash flow from equity- accounted entities	62	43	144	86	143
Cash Flow3	616	580	573	526	517
Cash flow per share	0.60	0.56	0.56	0.51	0.50
Diluted cash flow per share	0.59	0.56	0.55	0.51	0.50

1.
A court ruling in Southeast Asia indicated an additional current income tax of $31 million be charged during Q2 2013. In addition, the company recorded a $16 million benefit from the resolution of a tax position in North America in Q2.

2.	Current tax on the gain on disposal of Talisman’s equity interest in the Ocensa pipeline in Colombia in Q4 2013.
3.	Includes cash flow from subsidiaries and Talisman’s share of equity-accounted entities’ cash flow.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses, including Talisman's share of cash flow from equity- accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed Consolidated Financial Statements filed on May 7, 2014. A reconciliation of cash provided by operating activities to cash flow is provided above.

Capital Spending

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2014
Subsidiaries
Exploration, development and other	547	537	569
Exploration expensed	52	52	75
Exploration and development spending – subsidiaries	599	589	644

Talisman’s share of equity- accounted entities
Exploration, development and other	167	154	130
Exploration expensed	2	1	1
Exploration and development spending – joint ventures	169	155	131

Capital spending for subsidiaries and joint ventures	768	744	775

Capital spending is calculated by adjusting the capital expenditure per the interim condensed Consolidated Financial Statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Earnings (loss) from Operations

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2014
Net income (loss)	491	(1,005)	(213)
Gain on disposals (tax adjusted)	(486)	(163)	-
Unrealized loss on financial instruments(tax adjusted)1	1	149	43
Share-based payments (tax adjusted)2	(32)	16	24
Foreign exchange on debt (tax adjusted)	3	8	(23)
Impairment (tax adjusted)	107	822	44
Restructuring costs (tax adjusted)	2	12	13
Recognition of deferred tax asset3	-	34	-
Deferred tax adjustments4	(7)	11	52
Earnings (loss) from operations5	79	(116)	(60)

1.	Unrealized loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.
2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at March 31. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	During Q4 2013, the Company derecognized deferred tax assets in Vietnam as a result of Block 46/02 relinquishment.
4.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.
5.	Earnings (loss) from operations include results and adjustments from subsidiaries and Talisman's share of equity accounted entities.

Earnings (loss) from operations are calculated by adjusting the company's net income (loss) per the interim condensed Consolidated Financial Statements for certain items of a non-operational nature, on an after-tax basis. The adjustments include items from subsidiaries and Talisman's share of equity accounted entities. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Net Debt

	As at
	March 31, 2014	December 31, 2013	March 31, 2013
Long-term debt	4,365	5,239	4,509
Cash and cash equivalents, net of bank indebtedness	(515)	(351)	(276)
Cash and cash equivalents from equity accounted entities1
TSEUK	5	(21)	(30)
Equion	(42)	(34)	(62)
Total net debt	3,813	4,833	4,141

1.	Includes Talisman’s share of equity-accounted entities’ cash and cash equivalents.

Net debt is calculated by adjusting the company's long-term debt per the interim condensed Consolidated Financial Statements for bank indebtedness, cash and cash equivalents from subsidiaries and joint ventures. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2014 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $105/bbl, a NYMEX natural gas price of approximately $4.45/mmbtu and exchange rates of US$0.90=C$1 and UK£1=US$1.60.

(millions of $)	Net Income1	Cash Provided by Operating Activities (GAAP)2	Cash Flow (Non-GAAP)3
Volume changes
Oil – 10,000 bbls/d	80	145	195
Natural gas – 60 mmcf/d	20	65	70
Price changes4
Oil – $1.00/bbl	20	5	30
Natural gas (North America)5 – $0.10/mcf	15	5	25
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)	(5)
US$/UK£ increased by US$0.02	-	-	5

1.	Net income includes Talisman’s share of net income (loss) from TSEUK and Equion, after tax.
2.	Changes in cash flow provided by operating activities (GAAP) excludes TSEUK and Equion due to the application of equity accounting.
3.	Changes in cash flow (Non-GAAP) includes TSEUK and Equion and is included for comparative purposes only.
4.
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the ‘Risk Management’ section of the MD&A, and note 16 to the interim condensed Consolidated Financial Statements files on May 7, 2014.

5.
Price sensitivity on natural gas relates to North American natural gas only. The company’s exposure to changes in the natural gas prices in Norway and Malaysia/Vietnam and Colombia is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended March 31,
	2014	2013
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	616	517
Net income (loss)	491	(213)
Capital spending (1)	768	775
Per common share (US$)
Cash flow (1)	0.60	0.50
Net income (loss)	0.47	(0.21)
Production (3)
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	41,827	28,873
Southeast Asia	44,074	41,103
North Sea	32,219	37,264
Other	23,845	21,791
Total oil and liquids	141,965	129,031
Natural gas (mmcf/d)
North America	867	875
Southeast Asia	522	531
North Sea	17	16
Other	46	39
Total natural gas	1,452	1,461
Total mboe/d (2)	384	372
Prices (3)
Oil and liquids (US$/bbl)
North America	68.05	63.88
Southeast Asia	110.34	112.35
North Sea	106.64	112.96
Other	102.16	117.01
Total oil and liquids	95.67	102.46
Natural gas (US$/mcf)
North America	4.87	3.31
Southeast Asia	9.13	10.22
North Sea	9.30	10.19
Other	4.11	4.66
Total natural gas	6.43	5.93
Total (US$/boe) (2)	59.68	58.75

(1) Cash flow, capital spending and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Production and realized prices include Talisman's proportionate results from Talisman Sinopec Energy UK Limited (TSEUK)
and Equion Energia Limited (Equion).

Talisman Energy Inc.
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
(millions of US$)	2014	2013

Assets
Current
Cash and cash equivalents	532	364
Accounts receivable	1,172	1,117
Risk management	13	17
Income and other taxes receivable	58	52
Restricted cash	102	121
Inventories	141	137
Prepaid expenses	19	14
Assets held for sale	87	776
	2,124	2,598

Other assets	175	160
Restricted cash	97	94
Investments	1,380	1,204
Risk management	23	20
Goodwill	570	575
Property, plant and equipment	9,678	9,752
Exploration and evaluation assets	3,060	3,165
Deferred tax assets	1,659	1,593
	16,642	16,563
Total assets	18,766	19,161

Liabilities
Current
Bank indebtedness	17	13
Accounts payable and accrued liabilities	1,905	1,835
Current portion of Yme removal obligation	102	121
Risk management	120	101
Income and other taxes payable	112	155
Loans from joint ventures	306	288
Current portion of long-term debt	5	882
Liabilities associated with assets held for sale	51	160
	2,618	3,555
Decommissioning liabilities	1,664	1,727
Yme removal obligation	134	131
Other long-term obligations	266	246
Risk management	20	37
Long-term debt	4,360	4,357
Deferred tax liabilities	715	553
	7,159	7,051

Shareholders' equity
Common shares	1,759	1,723
Preferred shares	191	191
Contributed surplus	114	135
Retained earnings	6,114	5,695
Accumulated other comprehensive income	811	811
	8,989	8,555
Total liabilities and shareholders' equity	18,766	19,161

Talisman Energy Inc.
Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended March 31,
(millions of US$)	2014	2013

Revenue
Sales	1,287	1,098
Other income	48	27
Income (loss) from joint ventures and associates, after tax	6	(2)
Total revenue and other income	1,341	1,123

Expenses
Operating	361	329
Transportation	49	51
General and administrative	105	103
Depreciation, depletion and amortization	469	421
Impairment	130	7
Dry hole	16	-
Exploration	52	75
Finance costs	91	78
Share-based payments expense (recovery)	(32)	22
Loss on held-for-trading financial instruments	60	80
Gain on disposals	(559)	-
Other, net	8	6
Total expenses	750	1,172
Income (loss) before taxes	591	(49)
Income taxes
Current income tax	131	147
Deferred income tax (recovery) expense	(31)	17
	100	164
Net income (loss)	491	(213)

Per common share (US$):
Net income (loss)	0.47	(0.21)
Diluted net income (loss)	0.43	(0.21)
Weighted average number of common shares outstanding (millions)
Basic	1,032	1,027
Diluted	1,039	1,031

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(Unaudited)

Three months ended March 31,
(millions of US$)	2014	2013

Operating activities
Net income (loss)	491	(213)
Add: Finance costs (cash and non-cash)	91	78
Items not involving cash	(7)	487
	575	352
Changes in non-cash working capital	(104)	(21)
Cash provided by operating activities	471	331

Investing activities
Capital expenditures
Exploration, development and other	(547)	(569)
Proceeds of resource property dispositions	1,340	-
Yme removal obligation, net of settlement	16	282
Restricted cash, net of settlement	(16)	(245)
Investments	-	(7)
Loan to joint venture, net of repayments	(172)	(70)
Changes in non-cash working capital	50	(84)
Cash provided by (used in) investing activities	671	(693)

Financing activities
Long-term debt repaid	(877)	-
Long-term debt issued	-	93
Loans from joint ventures, net of repayments	18	110
Common shares issued	4	16
Finance costs	(76)	(70)
Common share dividends	(70)	(70)
Preferred share dividends	(2)	(2)
Deferred credits and other	7	(9)
Changes in non-cash working capital	15	18
Cash (used in) provided by financing activities	(981)	86
Effect of translation on foreign currency cash and cash equivalents	3	(1)
Net increase (decrease) in cash and cash equivalents	164	(277)
Cash and cash equivalents net of bank indebtedness, beginning of period	351	553
Cash and cash equivalents net of bank indebtedness, end of period	515	276

Cash and cash equivalents	532	319
Bank indebtedness	(17)	(43)
Cash and cash equivalents net of bank indebtedness, end of period	515	276